SIMPSON THACHER & BARTLETT LLP

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WASHINGTON, D.C. 20001

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September 2, 2025

VIA EDGAR

Re:	PIMCO Asset-Based Lending Company LLC

Registration Statement on Form 10-12G

Filed July 21, 2025

File No. 000-56764

Robert Arzonetti, Sarmad Makhdoom, Todd Schiffman, John Spitz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of PIMCO Asset-Based Lending Company LLC (the “Company”), we are concurrently filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form 10-12G (the “Registration Statement”) filed with the Commission on July 21, 2025. The Company has revised the Registration Statement in response to the comment letter from the staff (the “Staff”), dated August 18, 2024, relating to the Registration Statement (the “Comment Letter”) and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

General

1.

Please provide supplementally a more detailed description and explanation of the proposed ownership structure of Series I and Series II. To the extent that your Investment Company Act status analysis depends on Series I and/or Series II being “majority owned subsidiaries” within the meaning of Section 3(a)(2) of the Investment Company Act, please provide the relevant legal analysis. To the extent that a more detailed corporate structure chart may clarify these relationships, please feel free to provide one supplementally.

BEIJING  BRUSSELS  HONG KONG  HOUSTON  LONDON  LOS ANGELES  PALO ALTO  SÃO PAULO  TOKYO  WASHINGTON, D. C.

Securities and Exchange Commission	September 2, 2025

In response to the Staff’s comment, the Company notes that neither Series I nor Series II is a “majority-owned subsidiary” of the Company. As explained on page 2 of the Registration Statement, the Company is organized as a Series LLC pursuant to the Delaware LLC Act and is comprised of Series I and Series II, each of which issues their own securities and other liabilities and holds their own pool of segregated assets. Moreover, each Series has elected a different tax classification for U.S. federal income tax purposes. Series I has elected to be treated as a corporation for U.S. federal income tax purposes and Series II is intended to be treated as a partnership for U.S. federal income tax purposes. Under Delaware law, to the extent the records maintained for a Series account for the assets associated with such Series separately from the other assets of the Company or any other Series, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to such Series are segregated and enforceable only against the assets of such Series and not against the assets of the Company generally or any other Series.

Series I and Series II are expected to acquire, directly or indirectly, the same portfolio of Portfolio Assets through jointly held subsidiaries. With respect to each subsidiary that will hold assets, Series I and Series II will each (directly or indirectly) co-control the subsidiary, either as a co-general partner or an owner of exactly 50% of the subsidiaries’ outstanding voting securities. Each of those holding subsidiaries will then make the types of investments described in the Company’s disclosure. Each Series’ respective economic exposure to the joint held subsidiaries is based on the relative amount of capital invested into each Series at that moment and will be continually rebalanced inflows and outflows based on subscriptions and repurchases.

The principal difference between the two series is that certain holdings will be held through certain intermediary entities organized and taxed as corporations in order to provide the desired tax-reporting outcome to the respective Series’ investors.

Business Overview, page 1

2.

Please expand your business section to state clearly if you have not yet begun operations and to include a plan of operations for the next twelve months. In the discussion of your planned activities, include specific information regarding material events or steps required to pursue your planned activities, including any contingencies such as raising additional funds.

Securities and Exchange Commission	September 2, 2025

In response to the Staff’s comment, the Company has revised its disclosure on page 1 to provide additional information regarding the Company’s commencement and plan of operations for the remainder of the next twelve months as shown below (the text highlighted in blue is newly added text):

“The Company’s strategy is structured to offer access to differentiated Asset-Backed Instruments, including consumer loans (e.g., student loans, auto loans, credit card receivables and mortgages), non-consumer loans (e.g., nonperforming loan financing, trade financing, asset-based lending, royalties, small and medium-sized enterprise lending and risk transfer) and annuities and other insurance or reinsurance-related assets (collectively, the “Insurance Assets”), as well as select Platform Acquisitions (as defined below) of specialty lenders, servicers, insurers, or reinsurers. The Company is expected to acquire primarily private income-producing assets from the aforementioned areas. The Company will principally seek to acquire (or otherwise gain exposure to) individual income streams where risk of capital loss is deemed low or in pools of loans where returns adjusted for expected losses are attractive, even under stress scenarios. Over the long term, the returns of the Company’s strategy are expected to consist of a combination of capital gains and income. The Company commenced its operations in July 2025. For the next twelve months, the Company plans to continue to acquire Portfolio Assets using proceeds of subscriptions from the Shareholders, including the Seed Investor (as defined below).”

Compensation of the Operating Manager, page 11

3.

Please revise to summarize the management fee and performance allocation features, which are currently described using many defined terms. For example, consider providing a table summarizing all possible compensation. To the extent management fees or performance allocation features include non-industry terms, please revise to clarify.

In response to the Staff’s comment, the Company has added a table summarizing various fees and compensation on page 11.

Share Repurchases, page 14

4.	Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your redemption program.

Tender Offer Rules

The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to its share repurchase plan. The Company believes that its share repurchase plan is not an “issuer tender offer” subject to the tender offer rules, including Rule 13e-4 and Regulation 14E, under the Exchange Act. This conclusion is based on an analysis of the factors identified in Wellman v. Dickinson,1 and applied in subsequent cases by the SEC and the Staff in determining what constitutes an “issuer tender offer” for purposes of the tender offer rules under the Exchange Act.

[1]	Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979).

Securities and Exchange Commission	September 2, 2025

As discussed in more detail below, the Company believes that repurchases of Shares pursuant to its share repurchase plan do not implicate the concerns that the tender offer rules are intended to address. The purpose of the Company’s share repurchase plan is to provide Shareholders with ongoing liquidity. The terms of the share repurchase plan will be fully disclosed to potential investors prior to the purchase of the Company’s Shares. Shareholders will be notified of the most recent quarterly transaction price and net asset value (“NAV”) per Share for each type of Shares through the Company’s website and toll-free information line, and/or through current or periodic reports filed by the Company. Shareholders will be given sufficient time after the transaction price is made available to submit their repurchase request or, if they had previously submitted their repurchase request, to withdraw such request if desired. The terms of the Company’s share repurchase plan, including full disclosure of the time in which to make decisions, withdrawal rights, and proration in the event a repurchase offer is oversubscribed, collectively reduce pressure on Shareholders and mitigate the concerns that the tender offer rules were intended to address. Because the share repurchase plan is not an “issuer tender offer” based on an analysis of the Wellman factors, the structural protections generally afforded to Shareholders under the tender offer rules are unnecessary for the protection of investors.

Analysis of the Wellman Factors

An analysis of the Wellman factors demonstrates that the Company’s share repurchase plan should not be viewed as an “issuer tender offer” subject to the tender offer rules under the Exchange Act. Set forth below is an application of these factors to the share repurchase plan.

(i) Active and widespread solicitation of public stockholders for the Shares of an issuer. The Company will not engage in an active and widespread solicitation for the repurchase of its Shares. The share repurchase plan will be described in the Company’s private placement memorandum (“PPM”), and any communications to Shareholders identifying changes to the plan will be communicated through supplements to the PPM, current or periodic reports filed by the Company with the SEC, a press release and/or via the Company’s website. The Company respectfully submits that this disclosure is required by the Exchange Act and is provided to make Shareholders aware of the plan’s existence, rather than to solicit the repurchase of Shares. The Company will not make any other significant public communications about the share repurchase plan except as contained in or related to the PPM and its supplements, offering materials used in connection with the private placement of the Company’s Shares, required communications in periodic and current reports filed under the Exchange Act, the dissemination of the quarterly transaction price and NAV per Share of each type of Shares of each Series on the Company’s website and toll-free information line, and communications required by the plan itself. Shareholders who desire to have all or a portion of their Shares repurchased by the Company will do so of their own volition and not at the behest, invitation or encouragement of the Company. The Company will not solicit or encourage Shareholders to request repurchase of their Shares. The role of the Company in effectuating repurchases under the share repurchase plan will be ministerial and will merely facilitate the full or partial exit by Shareholders from their investment in the Company.

Securities and Exchange Commission	September 2, 2025

(ii) The offer to purchase is made at a premium over the prevailing market price. No premium will be paid over the prevailing market price by the Company for any Shares repurchased. The repurchase price will be the quarterly transaction price for the type of Shares being repurchased, and the offering price will be the monthly transaction price for each type of Shares, plus applicable selling commissions and dealer manager fees. Further, there will be no established regular trading market for the Company’s Shares. The share repurchase plan will be terminated in the event the Company’s Shares are listed on a national securities exchange or included for quotation in a national securities market. Because there is no established trading market and the offering price and repurchase price each quarter are equal (except that selling commissions and dealer manager fees are not included in the calculation of the repurchase price), this factor does not apply.

(iii) The solicitation is made for a substantial percentage of the issuer’s stock. As noted above, the Company will not actively solicit repurchases under the share repurchase plan. The share repurchase plan limits repurchases in any calendar quarter to 5% of the Company’s aggregate NAV (computed collectively across both Series) as of the last day of the previous calendar quarter. The Company respectfully submits that the presence of such limitations means there is no reasonable likelihood that the share repurchase plan will have the effect of the Company repurchasing a “substantial percentage” of its Shares in any quarter.

As noted above, the Company’s share repurchase plan provides Shareholders with a means of liquidity in respect of their investment in the Company. Accordingly, the Company respectfully submits that its share repurchase plan does not exist for the same reasons that issuers typically conduct tender offers. The Company intends to continuously raise capital through a continuous private offering and use the net proceeds to acquire, own and control Portfolio Assets. Repurchasing Shares decreases funds available for such acquisitions and reduces the Company’s aggregate NAV, which creates a disincentive for the Company to repurchase Shares.

(iv) The terms of the offer are firm, rather than negotiable. The terms of the Company’s share repurchase plan are firm with respect to the process by which Shareholders may request repurchases. While the repurchase price is not negotiable, it is not fixed at the same amount for the duration of the Share repurchase plan, but rather it is determined each quarter, under normal circumstances based on the prior quarter’s NAV per Share determined using an established methodology. The Company believes, however, that this feature is not indicative of a tender offer because the firmness of the terms of the share repurchase plan will not increase pressure on Shareholders to request repurchase of their

Securities and Exchange Commission	September 2, 2025

Shares, as repurchases will be made at the applicable NAV per Share. The pressure on Shareholders that Rule 13e-4 attempts to reduce is that which is caused by “a high premium with a threat that the offer will disappear within a certain time.”2 Where these factors exist, firmness of the terms of the offer may have the effect of exacerbating the coercive pressure on Shareholders. However, as previously discussed, the Company’s share repurchase plan will not offer Shareholders a premium for their Shares and the Company intends that the share repurchase plan will exist indefinitely (subject to the authority of the Company’s Board in its reasonable discretion to suspend the plan under specified circumstances or to make modifications to promote its proper and fair operation).

Additionally, the Company believes that NAV-based pricing for its repurchase program should have the effect of mitigating pressure because Shareholders will know that they can request to have their Shares repurchased by the Company at the end of any quarter, under normal circumstances at the prior quarter’s NAV per Share. In a typical tender offer, the issuer conceivably has both an incentive and the ability to set the offer price at a level that will maximize the chances of obtaining the desired volume of repurchased Shares, while minimizing the overall premium paid. Conversely, the Company, absent extenuating circumstances, will apply, each quarter, the same comprehensive set of valuation policies and procedures to determine the prior quarter’s NAV per Share. The Company will have discretion in the determination of the repurchase price only in cases where it believes there has been a material change to the NAV per Share since the end of the prior quarter. The Company expects such cases to be rare, and in such cases, will estimate the current NAV per Share after giving effect to such material change. As noted above, the Company does not have an incentive to maximize repurchases of Shares, and therefore has no incentive to set the repurchase price at a level that will maximize the chances of obtaining a desired volume of repurchased Shares. Moreover, the quarterly repurchase price under the share repurchase plan will be based upon criteria that are beyond the control of the Company.

(v) The offer is contingent on the tender of a fixed number of Shares. The Company’s share repurchase plan is not contingent on a fixed number of Shares being repurchased. Shareholders may choose to request the Company to repurchase none, all or some of their Shares on a quarterly basis.

(vi) The offer is open only for a limited period of time. The Company’s share repurchase plan is open for an indefinite period. The risk of manipulation and pressure to sell typically associated with tender offers are not present in the share repurchase plan. This feature of the share repurchase plan makes it most unlike a tender offer. In addition, for each quarter, the window during which a repurchase request can be made will generally be at least 20 business days (from the first

[2]	See Brascan Ltd. v. Edper Equities, 477 F. Supp. 773, 792 (S.D.N.Y. 1979).

Securities and Exchange Commission	September 2, 2025

business day of the quarter until at least 10 business days after NAV is published). The transaction price will also be made available to investors via the Company website and current reports on Form 8-K at least ten (10) business days prior to the repurchase window closing. Investors will also have the opportunity to withdraw their repurchase request by the deadline of the repurchase window.

In addition, because Shares will be repurchased on a pro rata basis in the event the quarterly volume limitations are reached or the Company determines to repurchase fewer Shares than have been requested to be repurchased in any particular quarter, Shareholders will be able to request repurchase for at least some of their Shares regardless of the particular day during the quarter when the Shareholder chooses to submit its repurchase request and therefore will not be pressured to request repurchases at the beginning of a quarter.

(vii) The offeree is subjected to pressure to sell. As noted above, the Company will not encourage, invite, solicit or in any way pressure Shareholders to participate in the share repurchase plan and will not offer to repurchase Shares at a premium. The role of the Company in effectuating repurchases under the share repurchase plan will be purely ministerial. Because the share repurchase plan will have no set termination date, Shareholders will not need to rush to make decisions regarding participation in the plan. If a quarterly repurchase limitation is reached during any given quarter or the Company determines to repurchase fewer Shares than have been requested to be repurchased in any particular quarter, all repurchases under the share repurchase plan for such quarter will be made on a pro rata basis. If the share repurchase plan reaches its quarterly cap, it will automatically reopen in the next calendar quarter. In addition, the combination of (1) disclosure of the share repurchase plan as an integral part of the Company’s private offering at the time of the original investment decision with respect to Shares, (2) the quarterly regularity of repurchases and (3) the NAV-based pricing of the repurchase price and the comprehensive policies and procedures for determining NAV, collectively will act together to decrease any coercive pressure on Shareholders.

The Company acknowledges that some features of the share repurchase plan may, to a limited extent, encourage a Shareholder to request repurchase of its Shares at a particular time given the perpetual-life structure of the plan. For example, Shareholders may feel pressured to request repurchase of their Shares if they believe the Company may receive repurchase requests in a calendar quarter in excess of the established maximum amount for that quarter. However, the Company does not believe that these types of pressure are the types of pressure placed on offerees in a tender offer which the tender offer rules were intended to address. As noted above, the features of the Company’s share repurchase plan will be disclosed to purchasers of Shares at the time they purchase Shares. As such, Shareholders will be informed of the terms of the share repurchase plan substantially in advance of the time of their decision to participate in the share repurchase plan, including that the Company may determine to repurchase fewer Shares than have been requested to be repurchased in any particular quarter.

Securities and Exchange Commission	September 2, 2025

Shareholders will not therefore be presented with a “new” investment decision at the time they become eligible to request that the Company repurchase their Shares under the plan. Moreover, even if Shareholders believe the Company may receive repurchase requests in a quarter in excess of the established maximum for that quarter or that the Company may determine to repurchase fewer Shares than have been requested to be repurchased in any particular quarter, as a result of the plan’s proration mechanism, they will be assured that they will be able to request repurchase for at least some of their Shares during that quarter, regardless of the particular day during the quarter when they choose to submit their repurchase requests.

(viii) A public announcement of an acquisition program prior to the accumulation of stock by a purchaser, followed by a rapid accumulation of a large amount of securities. As noted above, the intent of the Company’s share repurchase plan is to provide the Shareholders with ongoing liquidity, not for the Company to continuously re-acquire its own Shares. Although it is possible that the Company may be requested to repurchase a significant number of Shares over an extended period of time depending on Shareholders’ decisions to exit their investment in the Company, the presence of the 5% quarterly limitation means there is no reasonable likelihood that the share repurchase plan will result in a “rapid” accumulation of a large number of Shares.

The Company will describe its share repurchase plan in the PPM and related offering materials, and to the extent applicable, in filings made pursuant to the Exchange Act. The Company will promptly inform Shareholders, as required by the share repurchase plan, of any modification or suspension of the share repurchase plan. The Company will also file current or periodic reports disclosing the NAV per Share of each type of Shares and/or provide each quarter the transaction price and NAV per Share of each type of Shares on its website and toll-free information line. Nevertheless, the Company does not believe that its share repurchase plan is analogous to a publicly-announced acquisition plan which is followed by a rapid accumulation of a large amount of stock. Although disclosure of the share repurchase plan as described above constitutes a public announcement of its existence and precedes any repurchase, the Company believes that any repurchase of Shares that might occur will not be driven by pressure exerted by the Company, as the share repurchase plan imposes no deadline and offers no premium. Rather, any such accumulation would occur over time solely as a result of Shareholders opting to exit from the investment at a particular repurchase price of their own volition without pressure or prompting by the Company, which is not the type of untoward pressure the tender offer rules were designed to prohibit. Several courts have agreed that offers without a deadline or a premium are not tender offers within the meaning of Rule 13e-4, as Shareholders are not subjected to the pressure the rule was designed to mitigate.3

[3]

See Panter v. Marshall Field & Co., 646 F.2d 271, 286 (7th Cir. 1981) (ruling that where no deadline and no premium existed, stockholders “were simply not subjected to the proscribed pressures the Williams Act was designed to alleviate”); Brascan, 477 F. Supp. at 792 (ruling that without high premium and threat that the offer will disappear, large purchases in short time do not represent the kind of pressure the Williams Act was designed to prevent); Kennecott Copper Corp. v. Curtiss-Wright Corp., 449 F. Supp. 951, 961 (S.D.N.Y. 1978) (ruling that where no deadline and no premium existed, there was no pressure, other than normal pressure of the marketplace, exerted on the stockholders), aff’d in relevant part, rev’d in part, 584 F.2d 1195, 1207 (2d Cir. 1978).

Securities and Exchange Commission	September 2, 2025

Based on analysis of the eight factors discussed above, the Company believes that repurchases of the Shares pursuant to its share repurchase plan do not implicate the concerns that the tender offer rules were intended to address.

The Company notes that some courts have rejected a rigid application of the Wellman test and have, instead, applied what the Company considers a reasonable “totality of circumstances” analysis.4 This analysis looks to all the circumstances surrounding the transaction to determine whether the chief objectives of the tender offer rules and regulations are being met, specifically, to remove the element of secrecy and undue pressure associated with such transaction and to provide Shareholders with adequate information to make an informed investment decision in connection therewith.5

The Company believes that its share repurchase plan is not a tender offer even under a “totality of circumstances” analysis. Purchasers of Shares will be provided full disclosure of the plan before they purchase Shares and invest in the Company and are informed that participation in the share repurchase plan will be their primary liquidity option if they want to sell their Shares. In addition, the perpetual-life structure of the Company’s share repurchase plan and the proration mechanism eliminate any undue pressure on Shareholders that is typical in tender offers. The Company believes that the protections afforded to Shareholders by the tender offer rules are not needed for Shareholders who participate in the share repurchase plan. The Company does not believe that a “substantial risk of ill-considered sales” made “by ill-informed shareholders” will exist for repurchases made under the share repurchase plan if the Rule 13e-4 procedural protections are not implemented.6

For the reasons described above, the Company believes that under a “totality of circumstances” analysis, the Shareholders are not the “particular class of persons [that] need the protection of” the tender offer rules, in particular because the terms of the share repurchase plan will be fully disclosed at the time of purchase. Finally, courts have specifically mentioned full disclosure of the time in which to make

[4]	See Hanson Trust PLC v. SCM Corp., 774 F.2d 47, 57 (2d. Cir. 1985); see also Pin v. Texaco Inc., 793 F.2d 1448, 1454 (5th Cir. 1986) (applying same analysis to issuer tender offer case).
[5]	See, e.g., Wellman, 475 F. Supp. at 821-23; Pin, 793 F. Supp. at 1454; Hanson Trust, 774 F.2d at 54-57.
[6]	See Hanson Trust, 774 F.2d at 58.

Securities and Exchange Commission	September 2, 2025

investment decisions, withdrawal rights, and proration in the event the offer is oversubscribed when referring to the substantive and procedural protections provided by Rule 13e-4.7 We note that these protections are also inherent in the Company’s share repurchase plan (including the ability for Shareholders to withdraw the repurchase request prior to the last business day of the repurchase window) even if Rule 13e-4 is inapplicable.

Consistent with Conditions of SEC No-Action Relief

The Company notes that the terms of its share repurchase plan are consistent with the conditions of relief granted by the Staff in prior no-action letters to non-listed vehicles that engage in continuous offerings and conduct NAV-based ongoing repurchase programs, except that repurchases will be conducted only on a quarterly, rather than a monthly, basis. By way of illustration, set forth below is a table setting forth the key features underlying the relief granted in Blackstone Real Estate Income Trust, Inc., SEC No-Action Letter (September 12, 2016). As shown below, the Company’s plan contains each of these key features or substantially similar features.

Key Features of Share Repurchase Plan	Blackstone Real Estate Income Trust, Inc.	PIMCO Asset- Based Lending Company LLC
All material information relating to the repurchase plan will be fully and timely disclosed to all shareholders. The terms of the repurchase plan will be fully disclosed in the Company’s offering documents, and the most recently determined NAV per share for each type of the Company’s shares will always be available on the Company’s website and toll-free information line.	√	√

The Company will not solicit repurchases under the repurchase plan other than through the Company’s offering materials and supplements thereto disclosing the transaction price and NAV per share of each type of the Company’s shares. Shareholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the repurchase plan will be ministerial.

	√	√

[7]	See SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945, 949 (9th Cir. 1985).

Securities and Exchange Commission	September 2, 2025

Key Features of Share Repurchase Plan	Blackstone Real Estate Income Trust, Inc.	PIMCO Asset- Based Lending Company LLC

Shares will be repurchased monthly under the repurchase plan at a price which will generally be equal to the NAV per share for the applicable type of shares for the prior month, and the Company will provide shareholders information by supplement, disclosing the historical NAV per share of each type of shares and also provide each month the transaction price and the NAV per share for each type of shares on the Company’s website and toll-free information line. Subject to the terms of the repurchase plan, the Company will repurchase shares at the transaction price per share for the applicable type of the Company’s shares.

	√	√[8]

Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable month and will be the same for all shares of the same type repurchased in a given month.

	√	√[9]

[8]	Repurchases will be made on a quarterly basis, and with respect to types of shares, rather than classes of shares, but otherwise consistent with BREIT.
[9]	Id.

Securities and Exchange Commission	September 2, 2025

Key Features of Share Repurchase Plan	Blackstone Real Estate Income Trust, Inc.	PIMCO Asset- Based Lending Company LLC

Repurchases under the repurchase plan will be limited in any calendar month to shares whose aggregate value is 2% of the combined NAV of all types of the Company’s shares as of the last calendar day of the previous month and will be limited in any calendar quarter to shares whose aggregate value is 5% of the combined NAV of all types of Company’s shares of the last calendar day of the previous calendar quarter.

	√	As noted, repurchases will be made on a quarterly basis, but otherwise share the 5% (measured collectively across both Series) aggregate value limitation across all types of Shares.

If the monthly or quarterly volume limitation is reached in any given month or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular month, repurchases under the repurchase plan for such month will generally be made on a pro rata basis.

	√	√[10]

Shareholders may withdraw any repurchase request by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the applicable repurchase period.

	√	√[11]

Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the repurchase plan will be promptly disclosed in a supplement to the Company’s offering documents, or periodic or current reports filed by the Company, as well as on the Company’s website.

	√	√[12]

[10]	Id.
[11]	Id.
[12]	Id.

Securities and Exchange Commission	September 2, 2025

Key Features of Share Repurchase Plan	Blackstone Real Estate Income Trust, Inc.	PIMCO Asset- Based Lending Company LLC

There will be no established regular trading market for the Company’s shares. The repurchase plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.

	√	√

The repurchase plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.

	√	√

The repurchase plan is open to all shareholders.	√	√

The Company acknowledges that, unlike Blackstone Real Estate Income Trust, Inc. (“BREIT”), it has not elected to be treated as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended. However, the Company respectfully submits that the similarity of its share repurchase plan to those of BREIT and other non-listed vehicles that conduct NAV-based repurchase programs, and the consistency of the terms of the Company’s share repurchase plans with the conditions of no-action relief granted by the Staff to BREIT and other non-listed vehicles that conduct NAV-based repurchase programs, further demonstrate that the Company’s share repurchase plan is not an “issuer tender offer” subject to the tender offer rules, and that repurchases pursuant to its share repurchase plan do not implicate the concerns that the tender offer rules were intended to address.

Securities and Exchange Commission	September 2, 2025

5.

With respect to the continuous private offering and redemption program, please provide us with a legal analysis that supports your apparent belief that Regulation M would not prohibit repurchases during the offering.

The Company has analyzed the applicability of Regulation M, in particular Rule 102, to its share repurchase plan and considered all of the elements of its repurchase program in determining whether the program is consistent with the relief granted on October 22, 2007 by the Division of Market Regulation to non-listed REITs in response to the Alston & Bird LLP letter regarding class exemption from Rule 102(a) of Regulation M dated October 18, 2007 (the “Alston Letter”).

The Company acknowledges that the Alston Letter relates to REITs, and the Company has not elected to be treated as a REIT under the Internal Revenue Code of 1986, as amended. However, the Company would like to highlight for the Staff the similarity of its share repurchase plan to those discussed in the Alston Letter and other non-listed vehicles that conduct NAV-based repurchase programs, and the consistency of the terms of the Company’s share repurchase plans with the conditions of no-action relief granted by the Staff under the Alston Letter. In addition, the Company would suggest that the fact the Alston Letter related to REITs is not directly relevant to the exemptive relief granted, while the factors listed below are the relevant and critical factors.

The factors from the Alston Letter are applicable to the Company as follows:

Alston Letter	PIMCO Asset-Based Lending Company LLC
• There is no trading market for the REIT’s common stock;	• There is no trading market for the Company’s Shares;

• The REIT will terminate its share redemption program during the distribution of its common stock in the event that a secondary market for the REIT’s common stock develops;	• The Company will terminate its share repurchase program during the distribution of its common stock in the event that a secondary market for the Company’s Shares develops;

• The REIT purchases shares of its common stock under its share redemption program at a price that does not exceed the then current public offering price of its common stock;

•  The Company will purchase the Shares under its share repurchase program at a price (which will be NAV) that does not exceed the then current then current public offering price (which will also be NAV) for its Shares;

• The terms of the share redemption program will be fully disclosed in the REIT’s prospectus; and	• The terms of the share redemption program will be fully disclosed in the Company’s offering memorandum; and

• Except as otherwise exempted herein, the REIT shall comply with Regulation M.	• Except as otherwise exempted herein, the Company shall comply with Regulation M.

6.

We note your disclosure that on July 15, 2025, you received a subscription of $15,000,000 from an affiliate of the Operating Manager. Please file the letter agreement between you and the seed investor as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company filed the letter agreement as Exhibit 10.4 to the Registration Statement.

Securities and Exchange Commission	September 2, 2025

Directors and Executive Officers, page 174

7.	Please clarify with dates Jeff Mayer’s employment experience during the past 5 years. Refer to Item 401 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 176 to provide additional information regarding Jeff Mayer’s employment experience during the past 5 years.

Item 15. Financial Statements and Exhibits, page 209

8.

The Dealer Management Agreement filed as Exhibit 10.2 references a schedule which appears to have been omitted. If you are relying on Item 601(a)(5) of Regulation S-K, please ensure that these, and other filed exhibits, as applicable, contain the list of omitted schedules contemplated by Item 601(a)(5) of Regulation S-K. Please include an appropriate footnote in the exhibit index.

In response to the Staff’s comment, we have deleted the reference to the schedule in the Form of Amended and Restated Dealer Manager Agreement filed as Exhibit 10.2.

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Please do not hesitate to call Nathan Briggs at (202) 636-5915 or Sean Dougherty at (212) 455-3573 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	PIMCO Asset-Based Lending Company LLC

Nathan Briggs, Simpson Thacher & Bartlett LLP

Rajib Chanda, Simpson Thacher & Bartlett LLP

Sean Dougherty, Simpson Thacher & Bartlett LLP

Nicholas Ridley, Simpson Thacher & Bartlett LLP